UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C. 20549"
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
Cameco Corp.

Common Shares				(Name of Issuer)

13321L10			          (Title of Class of Securities)

31-Dec-07			(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to "the subject class of securities, and for any subsequent " amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover
"page shall not be deemed to be ""filed"" for the purpose of "
"Section 18 of the Securities Exchange Act of 1934 (""Act"") " or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
"(however, see the Notes). "

CUSIP No. ... 13321L10....................................


1
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
..........McLean Budden Limited...............


2
Check the Appropriate Box if a Member
of a Group (See Instructions)


(a)
...........................................


(b)
......................................................


3
SEC Use Only ..............................


4
Citizenship or Place of Organization ..
"Toronto, Ontario, Canada................"

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



5
Sole Voting Power
"18,263,020"



6
Shared Voting Power ............NONE.........



7
"Sole Dispositive Power.... 18,263,020.........."



8
Shared Dispositive Power .......NONE.................


9
Aggregate Amount Beneficially Owned by
"Each Reporting Person  18,263,020.........."


10
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)............


11
Percent of Class Represented by Amount in Row (11)
 ......5.26%..............................


12
"Type of Reporting Person (See Instructions)  IA, CO"








INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(l)
Names and I.R.S. Identification Numbers of
Reporting Persons-Furnish the full legal name of
"each person for whom the report is filed-i.e., "
each person required to sign the schedule itself-
including each member of a group. Do not include
the name of a person required to be identified in
the report but who is not a reporting person.
Reporting persons that are entities are also
requested to furnish their I.R.S. identification
"numbers, although disclosure of such numbers is "
"voluntary, not mandatory (see ""SPECIAL "
INSTRUCTIONS FOR COMPLYING WITH
"SCHEDULE 13G"" below)."
-2
If any of the shares beneficially owned by a
reporting person are held as a member of a group
"and that membership is expressly affirmed, please "
check row 2(a). If the reporting person disclaims
membership in a group or describes a relationship
with other persons but does not affirm the
"existence of a group, please check row 2(b) [unless "
it is a joint filing pursuant to Rule 13d1(k)(1) in
which case it may not be necessary to check row
2(b)].
-3
The third row is for SEC internal use; please leave
blank.
-4
Citizenship or Place of Organization-Furnish
citizenship if the named reporting person is a
"natural person. Otherwise, furnish place of "
organization.
(5)-
"(9), "
-11
Aggregate Amount Beneficially Owned By Each
"Reporting Person, Etc.-Rows (5) through (9) "
"inclusive, and (11) are to be completed in "
accordance with the provisions of Item 4 of
Schedule 13G. All percentages are to be rounded
off to the nearest tenth (one place after decimal
point).
-10
Check if the aggregate amount reported as
beneficially owned in row (9) does not include
shares as to which beneficial ownership is
disclaimed pursuant to Rule 13d-4 (17 CFR
240.13d-4] under the Securities Exchange Act of
1934
-12
Type of Reporting Person-Please classify each reporting person according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
"Employee Benefit Plan, Pension Fund, or Endowment Fund "
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO


Notes:
Attach as many copies of the second part of the "cover page as are needed, one reporting person per " page.
"Filing persons may, in order to avoid unnecessary " "duplication, answer items on the schedules "
"(Schedule 13D, 13G or 14D1) by appropriate cross " references to an item or items on the cover page(s).
This approach may only be used where the cover page item or items provide all the disclosure
"required by the schedule item. Moreover, such a " use of a cover page item will result in the item becoming a part of the schedule and accordingly
"being considered as ""filed"" for purposes of Section "
18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the "Commission, printed or typed facsimiles, or "
"computer printed facsimiles, provided the " documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities
Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING
WITH SCHEDULE 13G
"Under Sections 13(d), 13(g), and 23 of the Securities " Exchange Act of 1934 and the rules and regulations
"thereunder, the Commission is authorized to solicit the " information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is "mandatory, except for I.R.S. identification numbers, " disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public "record. Therefore, any information given will be available " for inspection by any member of the public.
"Because of the public nature of the information, the " "Commission can use it for a variety of purposes, including " referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities "laws or other civil, criminal or regulatory statutes or " "provisions. I.R.S. identification numbers, if furnished, will " "assist the Commission in identifying security holders and, " "therefore, in promptly processing statements of beneficial " ownership of securities.
Failure to disclose the information requested by this "schedule, except for I.R.S. identification numbers, may " result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS
A.
Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c).
Statements filed pursuant to Rule 13d-1(c) shall be "filed within the time specified in Rules 13d-1(c), "
13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February
14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B.
Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by "reference in this schedule, copies of the relevant " pages of such form shall be filed as an exhibit to this schedule.
C.
The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items.
Answer every item. If an item is inapplicable or the "answer is in the negative, so state."

Item 1.

(a)
Name of Issuer  - Cameco Corp.

(b)
Address of Issuer's Principal Executive Offices:
"2121 - 11th Street West, Saskatoon, Saskatchewan"
S7M 1J3
Item 2.

(a)
Name of Person Filing:    McLean Budden
"Limited (""MBL"") "

(b)
"Address of Principal Business Office or, if "
"none, Residence - "
"145 King Street West, Suite 2525, Toronto, "
"Ontario, M5H 1J8"

(c)
Citizenship:  MBL is a Canadian Corporation

(d)
Title of Class of Securities  - Common Shares


(e)
CUSIP Number - 13321L10

Item
3
If this statement is filed pursuant to 240.13d-1(b) or "240.13d-2(b) or (c), check whether the person filing " is a:

(a)
[   ]
Broker or dealer registered under section
15 of the Act (15 U.S.C. 78o).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under
section 8 of the Investment Company Act
of 1940 (15 U.S.C 80a-8).

(e)
[ X
]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment
fund in accordance with 240.13d-
1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control
person in accordance with  240.13d-
1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in
Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i)
[   ]
A church plan that is excluded from the
definition of an investment company
under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[   ]
"Group, in accordance with 240.13d-"
1(b)(1)(ii)(J).

Item
4
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
"Amount beneficially owned: 18,263,020"

(b)
Percent of class: 5.26%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote:
"18,263,020"

(ii)
Shared power to vote or to direct the vote
___NONE_______________.


(iii)
Sole power to dispose or to direct the
"disposition of  18,263,020"


(iv)
Shared power to dispose or to direct the disposition of ____NONE_______.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see
240.13d3(d)(1).

Item
5
Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
"securities, check the following [   ]. "
Instruction: Dissolution of a group requires a response to this item.

Item
6
Ownership of More than Five Percent on Behalf
 of Another Person.
If any other person is known to have the right to receive or "the power to direct the receipt of dividends from, or the " "proceeds from the sale of, such securities, a statement to " "that effect should be included in response to this item and, " if such interest relates to more than five percent of the "class, such person should be identified. A listing of the " shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries
"of employee benefit plan, pension fund or endowment fund " is not required.

Item
7
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company
"If a parent holding company has filed this schedule, "
"pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item "
3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c)
"or Rule 13d-1(d), attach an exhibit stating the identification " of the relevant subsidiary.

Item
8
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-
"1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an " exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule
"pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit " stating the identity of each member of the group.

Item
9
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported
"on will be filed, if required, by members of the group, in " their individual capacity. See Item 5.

Item
10
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
"By signing below I certify that, to the best of "
"my knowledge and belief, the securities referred " to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if
the statement is filed pursuant to 240.13d-1(c):
"By signing below I certify that, to the best of my "
"knowledge and belief, the securities referred to "
above were not acquired and are not held for the
purpose of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge
"and belief, I certify that the information set forth in this "
"statement is true, complete and correct. "
14-Feb-08
Date
__________________________
Signature
"__ Grant Patterson, Chief Compliance Officer___ "
Name/Title









The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than "an executive officer or general partner of the filing person, evidence of " the representative's authority to sign on behalf of such person shall be "filed with the statement, provided, however, that a power of attorney " for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a "signed original and five copies of the schedule, including " all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.
Attention:
Intentional misstatements or omissions of fact constitute
Federal criminal violations
(See 18 U.S.C. 1001)



http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/20/2000